FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2026

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Revision of FY2025 Consolidated Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 5, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

June 5, 2026
Dear Shareholders

Christophe Weber
Representative Director, President & CEO
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka

Revision of FY2025 Consolidated Financial Statements

Takeda recently announced that, on May 18, 2026 (U.S. Eastern Time), a jury verdict was returned in the AMITIZA® (lubiprostone) antitrust litigation in the U.S. District Court for the District of Massachusetts. Further details are available in the press release we published to our website on May 19, 2026 (JST).

Following the jury verdict, Takeda has been assessing its impact on the consolidated financial statements. As the impact has now been determined, Takeda has revised its consolidated financial statements for the fiscal year 2025, which ended March 31, 2026. Accordingly, Takeda filed a revised Earnings Report with the Tokyo Stock Exchange on June 5, 2026, and has also updated its other FY2025 financial materials.

It is important to note that the recognition of provisions for legal proceedings in our FY2025 reported earnings due to the recent U.S. jury verdict, which we will appeal, do not change our fundamental business momentum, underlined by three major launches planned in the next 12 months. The recognition of provisions for legal proceedings requires revisions to our reported results for FY2025; however, there are no changes to Core financial results for FY2025 or to FY2026 financial forecast or Management Guidance. The year-end dividend for FY2025 remains unchanged at JPY 100 per share and the annual dividend forecast for FY2026 remains unchanged at JPY 204 per share.

For details regarding the impact of the jury verdict and the revised consolidated financial statements, please refer to the revised financial materials available on the “Quarterly Results” page of Takeda.com.

Because the event occurred after the accounting auditor’s audit report date for the audit under the Japanese Companies Act (May 12, 2026), it does not constitute an adjusting subsequent event that would require revisions to the Consolidated Financial Statements and the Unconsolidated Financial Statements prepared under the Japanese Companies Act, and therefore it is not reflected in those FY2025 financial statements that are included as part of the Notice of Convocation of the 150th Annual General Meeting of Shareholders.

[End of document]